Filed Pursuant to Rule 433

Registration No. 333-159085

July 14, 2011

CAPITAL ONE FINANCIAL CORPORATION

$250,000,000 FLOATING RATE SENIOR NOTES DUE JULY 15, 2014

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Security:	Floating Rate Senior Notes due July 15, 2014

Principal Amount:	US$ 250,000,000

Net Proceeds to Issuer:	US$ 249,375,000

Ranking:	Senior Unsecured

Expected Security Ratings:*	Baa1 / BBB / A- (Moody’s / S&P / Fitch)

Trade Date:	July 14, 2011

Settlement Date:	July 19, 2011 (T+3)

Maturity Date:	July 15, 2014

Special Mandatory Redemption:	If the issuer does not consummate the ING Direct acquisition on or prior to June 30, 2012, or if the purchase and sale agreement governing the ING Direct acquisition is terminated at any time prior to such date, the issuer must redeem all of the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, as the case may be, to but excluding the special mandatory redemption date. See the “Description of the Notes - Special Mandatory Redemption” in the preliminary prospectus supplement for more information.

Price to Public:	100.000%

Base Rate:	3-month US$ LIBOR (Reuters Screen LIBOR01)

Spread (Plus or Minus):	Plus 1.15%

Interest Payment Period:	Quarterly

Interest Payment Dates:	Each October 15, January 15, April 15 and July 15, starting October 15, 2011

Day Count/Business Day	Actual/360; Modified Following, Adjusted

Convention:

Interest Determination Date:	Two London banking days prior to the first day of the relevant interest period

Concurrent Debt Offerings	The issuer is also offering $750,000,000 of its 2.125% Senior Notes due 2014, $750,000,000 of its 3.150% Senior Notes due 2016 and $1,250,000,000 of its 4.750% Senior Notes due 2021.

CUSIP/ISIN:	14040H AW5/US14040HAW51

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. RBS Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	Muriel Siebert & Co., Inc. Samuel A. Ramirez & Company, Inc. Sandler O’Neill & Partners, L.P. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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